FIRST PHOSPHATE CONFIRMS LONGEST HIGH GRADE INTERSECT TO DATE OF
8.9% IGNEOUS PHOSPHATE ACROSS 156 METRES FROM SURFACE AT ITS
BEGIN-LAMARCHE PROJECT IN SAGUENAY-LAC-ST-JEAN, QUEBEC, CANADA

Saguenay, Quebec - July 10, 2024 - First Phosphate Corp. ("First Phosphate" or the "Company") (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) is pleased to report results from another 11 drill holes at its Bégin-Lamarche project located in the Saguenay-Lac-St-Jean region of Quebec, Canada.

The Company's 25,929 m drill program was completed ahead of schedule on April 29, 2024. All samples have now been shipped to Actlabs, ON, for analyses.  Shortly, a 43-101 resource estimate will be initiated followed immediately by a Preliminary Economic Assessment ("PEA").  Results of both studies are expected by end of fiscal Q4 2024.

Highlights:

  Phosphate Mountain Zone:

- Drill hole BL-24-92 intersected 8.13% P2O5 (phosphate) over 177.0 m starting at a surface depth of 15.0 m.

- Drill hole BL-24-94 returned an intersection of 11.38% P2O5 over 99.0 m starting at a depth of 51.0 m including an interval of 14.56% P2O5 over 42.7 m starting at 89.0 m.

- Drill hole BL-24-95 returned an intersection of 8.90% P2O5 over 156.0 m starting at a surface depth of 6.0 m.

  Southern Zone:

- Drill hole BL-24-88 intersected 7.18% P2O5 over 144.0 m from a depth of 261.0 m. This intersection is one of the highest phosphate concentrations in the Southern Zone.

- Drill hole BL-24-89 intersected 5.99% P2O5 over 112.0 m starting at a depth of 233.0 m.

  Northwestern Zone

- Drill hole BL-24-91 intersected 7.63% P2O5 over 45.0 m starting from a depth of 84.0 m

"So far, we have intersected significant phosphate layers in all but 2 holes continuously across the 3 km magnetic trend at our Bégin-Lamarche project," said First Phosphate CEO, John Passalacqua. "We are dealing with a significant phosphate horizon to be quantified shortly by a 43-101 resource estimate followed immediately by a PEA."

Phosphate Mountain Zone

A total of 23 drill holes have been completed to date in the Phosphate Mountain Zone while results from 20 drill holes have been received to date. Data received from these 20 drill holes shows grades of over 10% P2O5 over widths ranging from 7 m to 99 m. The Phosphate Mountain Zone has been drilled for a total length of 250 m to date. This zone is beginning to merge (from the  southwest) with the Northern Zone (See Figure 1) where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m.

Drill hole BL-24-90 intersected 10.15% P2O5 (phosphate) over 84.0 m starting at a surface depth of 6.0 m. Drill hole BL-24-92 intersected 8.13% P2O5 (phosphate) over 177.0 m starting at a surface depth of 15.0 m. Within this intersection, three phosphate layers with grades over 10% were intersected. Drill hole BL-24-94 returned an intersection of 11.38% P2O5 over 99.0 m starting at a depth of 51.0 m including an interval of 14.56% P2O5 over 42.7 m starting at 89.0 m. Drill hole BL-24-95 returned an intersection of 8.90% P2O5 over 156.0 m starting at a surface depth of 6.0 m. (See Table 1).

Table 1 - Drill Results for the Phosphate Mountain Zone

Hole	From (m)	To (m)	Length[1] (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-85	102.0	134.0	32.0	11.54	4.28	25.80
BL-24-85	150.0	165.0	15.0	6.02	1.63	11.46
BL-24-90	6.0	90.0	84.0	10.15	2.82	21.43
including	6.0	35.0	29.0	10.95	3.09	26.07
including	54.0	90.0	36.0	12.29	3.23	21.60
BL-24-92	15.0	192.0	177.0	8.13	3.89	22.49
including	36.0	72.0	36.0	11.92	5.91	33.41
including	93.0	108.0	15.0	13.93	6.88	31.80
including	138.0	171.0	33.0	10.52	5.19	29.86
BL-24-94	51.0	150.0	99.0	11.38	3.98	25.37
including	5.0	27.0	22.0	9.62	5.14	29.73
including	89.0	131.7	42.7	14.56	4.52	26.11
BL-24-95	6.0	162.0	156.0	8.90	4.14	20.97
including	6.0	45.0	39.0	11.09	4.96	23.59
including	69.0	108.0	39.0	12.10	5.39	26.41
including	141.0	162.0	21.0	13.54	6.94	33.94
BL-24-98	18.0	33.0	15.0	4.62	2.24	12.74
[1] Lengths are measured along the core. True widths are estimated to be between 70 and 90% of the core interval.

Southern Zone

The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,600 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization.

Drill hole BL-24-88 intersected 7.18% P2O5 over 144.0 m from a depth of 261.0 m. This intersection is one of the highest phosphate concentrations in the Southern Zone. Drill hole BL-24-89 intersected 5.99% P2O5 over 112.0 m starting at a depth of 233.0 m. These results show that phosphate grades seem to increase with depth while widths remain over 100 m wide (see Table 2).

Table 2 - Drill Results for the Southern Zone

Hole	From (m)	To (m)	Length[1] (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-88	172.25	180.0	7.75	6.64	5.40	36.62
BL-24-88	219.0	363.0	144.0	7.18	4.61	31.02
including	261.0	307.6	46.6	8.89	5.25	34.84
BL-24-89	52.2	58.0	5.8	5.74	3.11	20.02
BL-24-89	128.7	141.0	12.3	4.65	2.83	16.20
BL-24-89	166.0	183.0	17.0	3.70	2.14	11.10
BL-24-89	195.7	199.0	3.3	7.64	5.17	28.45
BL-24-89	233.0	345.0	112.0	5.99	4.67	25.64
BL-24-93	132.0	349.4	217.4	4.92	4.08	21.90
including	324.0	349.4	25.4	7.44	4.95	28.33
[1] Lengths are measured along the core. True width is estimated to be between 60% and 90% of the core interval

Northwestern Zone

Drill hole BL-24-91 intersected 7.63% P2O5 over 45.0 m from a depth of 84.0 m and drill hole BL-24-99 intersected 7.25% P2O5 over 30.5 m starting at a depth of 92.0 m (See Table 3). These results show that the Northwestern zone has an average width of 40 m with grades between 7% and 9% P2O5.

Table 3 - Drill Results for the Northwestern Zone

Hole	From (m)	To (m)	Length[1] (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-91	84.0	129.0	45.0	7.63	4.05	24.55
BL-24-99	92.0	122.5	30.5	7.25	4.03	24.94
[1] Lengths are measured along the core. True width is estimated to be over 80% of the core interval

Summary

The technical parameters of the drill holes being released in this press release are shown in Table 4 below and their location is shown in Figure 1 below. A summary of the mineralized intersections from the 2024 drilling program is presented in Table 5.

Table 4 - Parameters for the Current Drill Holes Being Released

Hole_ID	Easting	Northing	Azimuth	Dip	Length (m)	Zone
BL-24-85	326970	5403759	330	-50	201	Mountain
BL-24-88	326227	5403246	125	-45	366	Southern
BL-24-89	325766	5401842	305	-45	366	Southern
BL-24-90	326884	5403904	150	-75	150	Mountain
BL-24-91	326231	5403247	330	-50	201	NW
BL-24-92	326874	5403806	150	-45	252	Mountain
BL-24-93	325558	5402120	125	-60	363	Southern
BL-24-94	326874	5403805	330	-70	225	Mountain
BL-24-95	326784	5403749	150	-45	162	Mountain
BL-24-98	326780	5403667	305	-45	246	Mountain
BL-24-99	326174	5403277	305	-80	252	NW

Table 5 - Other Previously Released Results for the 2024 Drill Campaign

Hole_ID	From (m)	To (m)	Length (m)	P2O5 (%)	TiO2 (%)	Fe2O3T (%)
BL-24-22	195.0	259.0	64.50	5.80	2.94	21.04
BL-24-23	21.0	175.1	154.1	7.02	4.40	27.34
BL-24-24	61.3	190.9	129.6	5.22	3.63	22.32
BL-24-25	74.2	117.0	42.8	9.89	3.54	28.65
BL-24-26	6.9	96.0	89.1	9.44	3.92	27.59
BL-24-27	138.0	189.0	51.0	4.41	3.05	20.62
BL-24-28	73.25	152.2	78.95	5.48	4.07	24.68
BL-24-29	99.0	276.0	177.0	4.46	3.63	22.85
BL-24-30	33.0	78.65	45.65	4.28	2.97	19.83
BL-24-31	119.85	213.8	93.95	7.16	3.49	18.76
BL-24-32	159.0	228.0	69.0	5.51	3.82	24.60
BL-24-33	3.8	110.0	106.2	5.00	3.70	21.19
BL-24-34	93.0	192.0	99.0	6.34	2.74	20.09
BL-24-35	212.5	253.7	41.2	6.25	3.44	19.55
BL-24-36	234.0	342.0	108.0	6.83	4.33	28.34
BL-24-37	84.0	126.0	42.0	6.03	4.47	28.57
BL-24-39	102.0	150.0	48.0	5.51	2.20	16.64
BL-24-40	186.0	274.2	88.2	7.76	2.86	21.87
BL-24-41	96.0	141.0	45.0	5.18	3.08	17.68
BL-24-42	6.6	188.7	182.1	5.04	3.09	17.77
BL-24-43	111.0	369.0	258.0	5.41	4.33	22.19
BL-24-44	192.4	283.0	90.6	7.48	3.38	23.64
BL-24-45	22.0	60.0	38.0	7.97	3.15	20.54
BL-24-46	155.2	177.6	22.4	14.33	5.83	28.28
BL-24-47	153.0	304.0	151.0	3.89	3.36	19.51
BL-24-48	32.0	39.65	7.65	15.01	2.59	19.17
BL-24-49	72.5	105.5	33.0	8.65	3.77	24.05
BL-24-50	4.2	93.0	88.8	5.90	4.14	23.62
BL-24-51	70.0	111.0	41.0	7.72	1.88	16.09
BL-24-52	204.0	247.7	43.7	7.04	3.62	24.50
BL-24-53	70.1	132.4	62.3	9.50	4.12	28.45
BL-24-53	154.1	246.0	91.9	6.92	3.50	20.08
BL-24-54	61.1	101.1	40.0	9.18	4.80	28.16
BL-24-55	4.0	194.8	190.8	4.60	3.64	19.83
BL-24-56	6.5	99.0	92.5	11.82	5.29	30.96
BL-24-56	123.0	162.0	39.0	8.43	3.18	17.56
BL-24-57	183.9	194.0	10.1	6.58	3.86	22.58
BL-24-58	81.0	144.0	63.0	4.02	3.46	18.82
BL-24-59	6.55	59.4	52.85	12.44	5.65	33.60
BL-24-60	3.7	197.7	194.0	5.21	3.81	22.50
BL-24-61	No significant results
BL-24-62	69.0	144.65	75.65	9.97	3.66	20.71
BL-24-63	37.7	297.0	259.3	5.21	3.80	21.65
BL-24-64	3.0	42.0	39.0	9.06	4.11	25.45
BL-24-65	144.7	162.5	17.8	10.37	5.40	31.00
BL-24-66	6.0	97.0	91.0	5.35	4.43	26.85
BL-24-67	3.0	87.0	84.0	11.85	5.09	32.49
BL-24-68	13.0	46.65	33.65	5.64	4.02	22.83
BL-24-69	29.0	65.1	36.1	9.81	3.26	22.36
BL-24-70	73.6	148.0	74.4	4.27	3.49	20.55
BL-24-71	73.3	174.9	101.6	4.76	3.52	19.60
BL-24-72	196.0	305.0	109.0	4.72	3.70	21.26
BL-24-73	195.2	366.0	170.8	5.23	4.13	22.38
BL-24-74	82.0	102.3	20.3	10.30	4.28	19.01
BL-24-75	118.2	135.0	16.8	6.01	4.34	26.65
BL-24-76	49.0	64.25	15.3	11.27	4.40	24.29
BL-24-77	174.0	360.0	186.0	4.53	3.23	19.64
BL-24-79	No significant results
BL-24-78	47.55	102.7	55.15	8.72	3.18	19.87
BL-24-80	2.4	74.55	72.15	6.59	2.37	16.23
BL-24-81	190.15	265.3	75.15	5.05	3.61	20.30
BL-24-82	6.0	83.7	77.7	11.07	3.28	18.63
BL-24-83	5.0	216.6	211.6	5.81	3.52	24.00
BL-24-84	205.9	283.0	77.1	8.41	4.14	22.75
BL-24-86	9.3	44.55	35.25	6.24	4.46	23.61
BL-24-87	173.6	198.0	24.4	7.12	5.57	28.79

Detailed results from the 2024 drill program are available at:

May 14, 2024: https://firstphosphate.com/May_14_2024

April 23, 2024: https://firstphosphate.com/April_23_2024

April 2, 2024:  https://firstphosphate.com/drilling-2m-vein-of-massive-apatite

March 19, 2024:  https://firstphosphate.com/initial-assay-results

Results for the earlier 4,661 m drill program conducted in 2023 can be found in the June 5, 2023 press release available at:  https://firstphosphate.com/begin-lamarche-2023

Figure 1 - Drill Map for the 2024 Drill Program at Bégin-Lamarche

325500
326000
326500
327000
5404000
5403500
5403000
5402500
5402000
Mountain Zone
BL-24-92
8.13% P2O5 / 177.0 m
BL-24-95
8.90% P2O5 / 156.0 m
BL-24-88
7.18% P2O5 / 144.0 m
BL-24-91
7.63% P2O5 / 45.0 m
BL-24-89
5.99% P2O5 / 112.0 m
BL-24-92
BL-24-94
BL-24-95
BL-24-98
BL-24-90
BL-24-85
BL-24-99
BL-24-88
BL-24-91
BL-24-93
BL-24-89
NW Zone
Northern Zone
Southern Zone
2024 drilling program
Drilled (awaiting results)
Drilled (available results)
Projected traces
Bégin-Lamarche property
Drilling progress 2024
Projection: UTM NAD83 Zone 19
Drawn by: Jean-Philippe Arguin, P.Geo.
May 2024
0 100 200 300
meters
FIRST PHOSPHATE

Quality Assurance / Quality Control

The sampling of, and assay data from, the drill core is monitored through the Company's implementation of a quality assurance - quality control (QA-QC) program designed to the CIM Mineral Exploration Best Practices Guidelines.

A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory. Drill core (NQ size) is logged and samples are selected by Laurentia Exploration Inc. geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 3 metres in length depending on the geological observations. A blank and a standard are inserted at the beginning of each sample batch, usually one complete hole, and a blank and a standard are then inserted alternatively each 10 samples. Half-core samples are packaged and sent by ground transportation in sealed rice bags to an independent laboratory, Activation Laboratories Ltd. of Ancaster, Ontario (ISO/IEC 17025:2005 with CAN-P-1579). The core samples are crushed up to 80% passing 2mm (10 mesh), riffle split 250 g and pulverized (mild steel) to 95% passing -200 mesh. Each sample is analyzed for whole rock analysis (code 4B) for 10 major oxides and 7 trace elements by lithium metaborate/tetraborate fusion of 3g of material and analyze by ICP-OES. The laboratory has its own QA/QC protocols.

Qualified Person

The scientific and technical disclosure for First Phosphate included in this news release has been reviewed and approved by Gilles Laverdière, P.Geo. Mr. Laverdière is Chief Geologist of First Phosphate and a Qualified Person under National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101").

Purchase of Additional Mineral Claims for Shares

First Phosphate has entered into a mineral claims purchase agreement with arm's length parties to acquire 15 additional mineral claims within the Bégin-Lamarche claim block in the area of the Saguenay-Lac-Saint-Jean, Quebec.  The effective closing date of the transaction is July 10, 2024 and compensation is to be satisfied through the issuance of 200,000 common shares of the Company (the "Shares") at a deemed price of $0.20 per Share. These Shares will be subject to a statutory four month and one day hold period from closing of the transaction as well as an additional escrow period of 24 months from the closing date.  The newly acquired claims are free from any royalty.

Stock Options

The Company has approved the grant of 150,000 stock options to purchase common shares of the Company (the "Options") to an eligible person of the Company, at an exercise price of $0.40 per share, with an expiry date of three years from the date of issuance. The Options vest in 4 tranches (25% on December 31, 2024, June 30, 2025, December 31, 2025 and June 30, 2026). The terms of the Options granted are in accordance with the Company's stock option plan approved by shareholders of the Company on August 25, 2023. All securities issued are subject to a statutory hold period of four months plus one day from the date of issuance, in accordance with applicable securities legislation.

Restricted Share Units ("RSUs")

The Company has also granted 175,000 RSUs of the Company ("RSUs") to an eligible consultant of the Company. The RSUs vest in 3 tranches (14% on August 31, 2024, and 43% on both November 30, 2024 and February 28, 2025). The RSUs are subject to the terms of the Company's Omnibus Equity Incentive Plan as approved by disinterested shareholders at the Company's annual and special meeting of shareholders held on August 25, 2023. All securities issued are subject to a hold period of four months plus one day from the date of issuance.

About First Phosphate Corp.

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material ("CAM") for the lithium iron phosphate ("LFP") battery industry. First Phosphate is committed to producing at high purity level, at full ESG standard and with low anticipated carbon footprint. First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP CAM emanating from a consistent and secure supply source. First Phosphate holds over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that it is actively developing. First Phosphate properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

For additional information, please contact:

Bennett Kurtz, CFO

bennett@firstphosphate.com

Tel:  +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate/

Forward-Looking Information and Cautionary Statements

This news release contains certain statements and information that may be considered "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and other similar expressions. In addition, statements in this news release that are not historical facts are forward looking statements, including, among other things, the Company's planned exploration and production activities, the properties and composition of any extracted phosphate, the Company's plans for vertical integration into North American supply chains, statements relating to the Company's planned exploration activities, including its drill target strategy and next steps for the Bégin-Lamarche Property; and the Company's interpretations and expectations about the results on the Bégin-Lamarche Property.

These statements and other forward-looking information are based on assumptions and estimates that the Company believes are appropriate and reasonable in the circumstances, including, without limitation, expectations of the Company's long term business outcomes given its short operating history; expectations regarding revenue, expenses and operations; the Company having sufficient working capital and ability to secure additional funding necessary for the exploration of the Company's property interests; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company's projects; expectations regarding drill programs and the potential impacts successful drill programs could have on the life of the mine and the Company; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include: limited operating history; high risk of business failure; no profits or significant revenues; limited resources; negative cash flow from operations and dependence on third-party financing; the uncertainty of additional funding; no dividends; risks related to possible fluctuations in revenues and results; insurance and uninsured risks; litigation; reliance on management and key personnel; conflicts of interest; access to supplies and materials; dangers of mineral exploration and related liability and damages; risks relating to health and safety; government regulation and legal uncertainties; the company's exploration and development properties may not be successful and are highly speculative in nature; dependence on outside parties; title to some of the Company's mineral properties may be challenged or defective; Aboriginal title and land claims; obtaining and renewing licenses and permits; environmental and other regulatory risks may adversely affect the company; risks relating to climate change; risks related to infrastructure; land reclamation requirements may be burdensome; current global financial conditions; fluctuation in commodity prices; dilution; future sales by existing shareholders could cause the Company's share price to fall; fluctuation and volatility in stock exchange prices; and risks related to market demands. There can be no assurance that any opportunity will be successful, commercially viable, completed on time or on budget, or will generate any meaningful revenues, savings or earnings, as the case may be, for the Company. In addition, the Company will incur costs in pursuing any particular opportunity, which may be significant.

These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company and, though they should be considered carefully, should be considered in conjunction with the risk factors described in the Company's other documents filed with the Canadian securities authorities, including without limitation the "Risk Factors" section of the Company's Annual Information Form dated November 29, 2023 which is available on SEDAR at www.sedarplus.ca. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking information or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.